















HALEON

2026 Q1 Trading Statement[1]

Three months ended 31 March 2026 (unaudited)

Q1 2026[1]			
Three months ended 31 March 2026	**Reported revenue (£m)**	**Organic revenue growth[2]**	**Reported revenue growth**
Haleon	**2,857**	**+2.2%**	**+0.1%**
Geographical segment			
North America	932	+1.0%	(4.9)%
EMEA & LatAm	1,240	+2.1%	+4.4%
APAC	685	+4.0%	0.0%
Product category			
Oral Health	932	+8.3%	+5.9%
VMS	414	+1.7%	(0.5)%
Pain Relief	654	(0.3)%	(1.1)%
Respiratory Health	499	(3.4)%	(5.0)%
Digestive Health	239	(0.4)%	(5.9)%
Therapeutic Skin Health and Other	119	+3.0%	+1.7%

Q1 organic revenue growth of +2.2% with North America returning to growth

- Organic revenue growth[2] of 2.2% with price up 2.4% and volume down 0.2%, weak cold and flu season estimated at c.130 bps impact in the quarter
- North America delivered organic revenue growth of 1.0% despite a weak cold and flu season with growth initiatives progressing well
- Continued strong momentum in Oral Health driven by *Sensodyne* and *parodontax*
- Innovation remains a key growth driver. Highlights include continued roll out of innovation across *Sensodyne Clinical Platform, Panadol Dual Action* and activations across *Centrum*
- Emerging markets organic revenue growth of 4.3% reflected a weaker macro-economic backdrop and performance in Brazil, and soft cold and flu season in APAC and Central & Eastern Europe

Disciplined capital allocation underpinning shareholder returns

- £500m allocated to share buybacks in 2026 with c.36% completed

Reiterating FY 2026 guidance

- FY 2026 organic revenue growth of 3-5% with growth expected to accelerate in remainder of the year
- Supply chain productivity initiatives continuing to drive gross margin expansion and investment
- High-single digit adjusted operating profit growth at constant currency

Brian McNamara, Chief Executive Officer, said:

"We delivered a competitive performance in a challenging market, with North America returning to growth and Oral Health again performing strongly, with innovation and geographic expansion driving double-digit growth in Sensodyne and parodontax. This was tempered by a weak cold and flu season.

We continue to make progress against our other strategic priorities, with our productivity initiatives driving strong gross margin improvement, supporting our confidence in high single-digit operating profit growth for the year. We are also moving forward on the operating model changes we set out in January, which are designed to drive growth and agility.

Looking ahead, while we continue to navigate global geopolitical and macroeconomic uncertainties, we expect growth to accelerate across the balance of the year and remain on track to deliver on our FY guidance."

Footnotes can be found on page 2



2026 Outlook

For FY 2026 the Group continues to expect:
- Organic revenue growth of 3%-5%
- High-single digit adjusted operating profit growth at constant currency
- Net interest c.£255m; Adjusted effective tax rate c.24.5%

Foreign exchange
The Group now expects a broadly neutral foreign exchange translation impact on net revenue and adjusted operating profit respectively, this is based on Bloomberg forward consensus rates averaged over 2026[5].

Medium term guidance
Haleon's medium-term guidance is as follows:
- 4-6% annual organic revenue growth
- High-single digit adjusted operating profit growth at constant currency

Notes and forward looking statements
1. All numbers within this release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, organic operating profit growth and adjusted operating profit are non-IFRS measures; definitions and calculations of organic revenue growth can be found in the Appendix
3. Market share statements throughout this announcement are estimates based on the Group's analysis of third-party market data of revenue including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue)
4. Classification of developed and emerging markets sourced from The International Monetary Fund DataMapper 2022
5. As of 31 March 2026



Presentation for analysts and shareholders

A short presentation followed by Q&A will be hosted by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer at 9:00am BST (10:00am CEST) on 29 April 2026, which can be accessed at www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 808 189 0158
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	975813

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

Annual General Meeting	29 April 2026
H1 2026 Results	30 July 2026
Q3 2026 Trading Statement	29 October 2026

Enquiries

Investors		**Media**	
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com	

About Haleon plc
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as *Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu* and *Voltaren* are trusted by more than one billion consumers and are recommended by health professionals around the world. For more information please visit www.haleon.com


Regional review

Performance by geographical segment for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)					
	2026	**2025**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported[1]**
North America	932	980	1.0%	3.7%	(2.7)%	(5.9)%	-	(4.9)%
EMEA & LatAm	1,240	1,188	2.1%	2.6%	(0.5)%	2.3%	-	4.4%
APAC	685	685	4.0%	0.3%	3.7%	(3.9)%	(0.1)%	0.0%
Group	**2,857**	**2,853**	**2.2%**	**2.4%**	**(0.2)%**	**(2.1)%**	**(0.0)%**	**0.1%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key regional performance was as follows:

North America

Q1 organic revenue growth was up 1.0% with 3.7% price and (2.7)% volume/mix with strength in Oral Health partly offset by a weak cold and flu season.

Haleon outperformed a declining market led by double digit growth in Oral Health and mid-single digit growth in VMS. Oral Health benefitted from innovation launches including *Sensodyne Clinical Repair* and *parodontax Gum Strengthen & Protect* which has seen strong consumer feedback. Early data indicates *Sensodyne Clinical Repair* is a leading innovation in the category. VMS growth was driven by *Centrum* supported by activation of clinical claims on *Centrum Silver* around biological ageing. Across OTC, Respiratory Health performance reflected a strong performance in allergy which was more than offset by a double-digit decline in cold and flu products. Within Pain Relief, the overall market declined with Haleon outperforming in *Advil* following activation of *No Pain More Gain* campaign. Digestive Health growth was led by strength in *Benefiber* and *Tums*, partially offset by *Nexium*.

Growth in North America is expected to accelerate through the year. This will be underpinned by shelf-resets and increased distribution across Oral Health, VMS and Pain Relief, innovation roll out including *Excedrin Rapid Relief, Centrum Age Defy* and *Sensodyne Clinical Repair* and a reduced drag from Respiratory Health. This, alongside focused initiatives to drive growth including our partnership with US Soccer during the FIFA World Cup 2026 with campaigns taking effect from May 2026, will support performance.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

Q1 organic revenue grew 2.1% with 2.6% price and (0.5)% volume/mix.

In Europe, where consumption remained soft, Haleon outperformed in the pharmacy and mass market channels. A weak cold and flu season in Central and Eastern Europe was offset by broad-based strength in Oral Health. Market share gains across *Sensodyne* and *parodontax* were supported by launches of the *Sensodyne Clinical platform* in Germany and Italy and, *parodontax intensive gum repair* in UK. Middle East & Africa saw a strong performance supported by innovation launches in Pain Relief including *Panadol Dual Action* and *Voltaren 2%.* Whilst performance was not significantly impacted by the evolving geopolitical conflicts, we are monitoring the situation closely. Growth in Latin America slowed driven by a weaker macro backdrop in Brazil resulting in higher promotional activity impacting Haleon's competitiveness. Performance is expected to improve in Latin America in the balance of the year with new activations expected to drive growth.

Across the region, VMS declined with growth in *Centrum* supported by in-market execution and the launch of the *Centrum Biotic+* range in Germany addressing gut-health offset by declines in local brands. Within OTC, Pain Relief was led by growth in *Voltaren* and *Panadol*. Respiratory Health grew due to the ongoing strength in *Otrivin Nasal Mist*, and Digestive Health was impacted by declines in *ENO* in Brazil.


Asia Pacific (APAC)

Q1 organic revenue growth in APAC was 4.0% with 3.7% volume/mix and price of 0.3%.

Volume led growth was driven by China, India, South-East Asia and Taiwan, and Australia and New Zealand reflecting innovation, e-comm channel growth combined with successful in-market execution. Overall growth in the region was held back by a weak cold and flu season, particularly in China.

In Asia-Pacific, consumers continue to prioritise everyday health through personalisation and specialised benefits. In the quarter, we expanded our *Centrum Daily Kits* in China with benefits for metabolism, liver and cardio. This was initially launched across e-comm and is performing well. India grew double digit led by strong momentum in Oral Health underpinned by the launch of *Sensodyne Pronamel.*

Across the region, Oral Health grew double digit underpinned by innovation. Within OTC, Pain Relief saw particular strength in *Voltaren* and *Panadol*. A double digit decline in Respiratory Health reflected a weaker cold and flu season whilst Therapeutic Skin Health and Other saw strong consumption-led performance in *Bactroban*.

Moving forward we continue to invest, especially in India and China to drive growth, in building enhanced digital capabilities to drive in market execution alongside innovation launches.

Category review

Revenue by product category for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)			
	2026	**2025**	**Organic[1]**	**FX impact**	**Net M&A impact**	**Reported[1]**
Oral Health	932	880	8.3%	(2.4)%	-	5.9%
VMS	414	416	1.7%	(2.2)%	-	(0.5)%
Pain Relief	654	661	(0.3)%	(0.8)%	-	(1.1)%
Respiratory Health	499	525	(3.4)%	(1.6)%	-	(5.0)%
Digestive Health	239	254	(0.4)%	(5.5)%	-	(5.9)%
Therapeutic Skin Health and Other	119	117	3.0%	(0.9)%	(0.4)%	1.7%
Group revenue	**2,857**	**2,853**	**2.2%**	**(2.1)%**	**(0.0)%**	**0.1%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

Oral Health
Oral Health continues to perform strongly with organic revenue up 8.3% with double-digit growth in both *Sensodyne* and *parodontax.* Strong momentum was supported by innovations which drove both penetration and broad-based market share gains across a number of markets. In particular, in the US we successfully launched *parodontax Gum Strengthen & Protect and Sensodyne Clinical Repair* which enabled Haleon to grow at four times the market supported by strong consumption.

Our lower income consumer range of *Sensitivity + Cavity* toothpaste is now in over 65 markets. In India this has driven strong results with 70% of units being purchased by new consumers to the brand. In Denture Care, low-single digit growth was underpinned by the *Max Hold+ Premium* range of adhesive, now in over 40 markets.


VMS

Organic revenue grew 1.7% with strength in *Centrum* driven by broad-based growth across all three regions. In North America, *Centrum* grew high-single-digit helped by the launch of *Centrum Nutrient Replenish* targeting GLP-1 users, alongside continued strength in *Centrum Silver*. In APAC and Europe, growth was supported by innovations including an upgraded *Daily Kits* offering in China and *Centrum Biotic+* in Germany.

Caltrate consumption remained healthy supported by innovations such as *Caltrate Kids,* though overall organic revenue growth was flat after lapping a tough comparative. Whilst *Emergen-C* gained share, this was against a weak overall category which declined given a weaker cold and flu season in North America.

Pain Relief

Organic revenue was broadly flat, with strength in *Panadol* and *Voltaren* offset by *Advil*. *Voltaren's* performance was supported by innovation, including the launch of *Voltaren 2% Gel* in India and Saudi Arabia, alongside continued strong momentum in China driving further share gains. Outperformance in China, was supported by enhanced advertising campaigns and increased distribution in the hospital channel. *Panadol* maintained solid momentum, underpinned by share gains from the *That's One for Panadol* campaign which is being rolled out globally following strong success in Australia. *Advil* declined despite market share gains due to the US pain market weakness. Outperformance in *Advil* was supported by the *No Pain More Gain* campaign launched in July 2025 in the US which has driven sustained share growth improvement.

Respiratory Health

Organic revenue declined 3.4%, reflecting a weak cold and flu season, particularly in North America, Central & Eastern Europe and China. This was partly offset by strong growth in *Flonase*, supported by improved instore execution and expert endorsement, and by *Otrivin*, driven by the expansion of *Otrivin Nasal Mist* across Middle East & Africa and Central & Eastern Europe. *Smokers Health* declined double-digit.

Digestive Health

Organic revenue declined 0.4% with growth in *Benefiber* and *Tums* supported by activations including *Tums Chewy Bites*. This was offset by a double digit decline in *ENO* where growth in Brazil is expected to improve with targeted activation around the FIFA World Cup 2026. *Nexium* also declined, with performance broadly in line with the Proton Pump Inhibitor (PPI) category.

Therapeutic Skin Health and Other

Therapeutic Skin Health and Other organic revenue grew 3.0%. *Abreva* saw strong performance along with *Bactroban* supported by activation in China. This was partly offset by a mid-single digit decline in *Fenistil* reflecting timing of orders.



Appendix
Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, 'forward-looking statements' (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as 'expects', 'anticipates', 'believes', 'targets', 'plans', 'intends', 'aims', 'projects', 'indicates', 'may', 'might', 'will', 'should', 'potential', 'could' and words of similar meaning (or the negative thereof).

All statements, other than statements of historical facts, included in this document are forward-looking statements. Such forward looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, expectations with respect to the markets in which we operate, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate.

Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: the Group operates in a highly competitive market; the Group's ability to execute and achieve its marketing and sales strategy and objectives is subject to challenges; the Group's business results are impacted by the Group's ability to manage disruptions in the Group's global supply chain; increasing dependence on key retail customers, changes in the policies of the Group's retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape; the Group may not be able to develop and commercialise new products effectively; failure to retain key talent or attract new talent; damage to the Group's reputation; failure to respond effectively to the challenges raised by climate change and other sustainability and ESG matters; the Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others; the Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues; a cyber-security incident, data breach or a failure of a key information technology system; the Group relies on third parties in many aspects of its business; the Group may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses; risks relating to the Group's leverage and debt service obligations; goodwill and indefinite life intangible assets are a material component of the Group's balance sheet and may be subject to impairments; the Group's business is subject to legal and regulatory risks in all the markets in which it operates; the Group faces risks relating to the regulation and perception of the ingredients it uses in its products; the Group's business is subject to market fluctuations and general economic conditions, including inflationary pressures and increases in interest rates; risks related to litigation, disputes and regulatory investigations; the Group faces risks associated with significant international operations; volatility in material and other costs could materially and adversely impact the Group's profitability; the Group's business may be impacted by the effects of regional and local conflicts, including resulting volatility in energy prices, transportation routes, sanctions regimes, and foreign exchange markets; failure to comply with regulation regarding the use of personal data; the Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities; determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax; changes in the tax systems of the countries in which the Group operates could adversely affect the Group's financial condition and results of operations; and the Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant. See also our principal risks on pages 53 to



56 and risk factors on pages 181 to 189 in Haleon's Annual Report and Form 20-F 2025. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. These measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS and may not be directly comparable with similar measures used by other companies.

Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Three months to 31 March	
	2026	2025
Average rates:		
US$/£	1.35	1.26
Euro/£	1.15	1.20
CNY/£	9.34	9.18

Organic revenue growth

Organic revenue represents revenue, as determined under IFRS, but excluding the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, the impact of foreign currency exchange movements and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.



Organic revenue growth is calculated period to period as follows, using prior year average exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

- Current year organic revenue growth excludes revenue from brands or businesses acquired in the current accounting period.
- Current year organic revenue growth excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the corresponding date of completion of the acquisition in current accounting period.
- Prior year organic revenue growth excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.
- Prior year organic revenue growth excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full.
- Prior year and current year organic revenue growth exclude revenue attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an organic adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

- **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

- **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented.

Three months ended 31 March 2026 vs 2025 (%)	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**(4.9)**	**4.4**	**—**	**0.1**
Organic adjustments	—	—	0.1	—
Effect of exchange rates	5.9	(2.3)	3.9	2.1
Organic revenue growth	**1.0**	**2.1**	**4.0**	**2.2**
Price	3.7	2.6	0.3	2.4
Volume/Mix	(2.7)	(0.5)	3.7	(0.2)

Three months ended 31 March 2025 vs 2024 (%)	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**(1.6)**	**(4.3)**	**0.4**	**(2.3)**
Organic adjustments	2.3	4.0	1.7	2.9
Effect of exchange rates	0.3	5.3	2.1	2.9
Organic revenue growth	**1.0**	**5.0**	**4.2**	**3.5**
Price	(0.8)	5.6	1.5	2.4
Volume/Mix	1.8	(0.6)	2.7	1.1



Three months ended 31 March 2026 vs 2025 (%)	Product Categories						
	Oral Health	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**5.9**	**(0.5)**	**(1.1)**	**(5.0)**	**(5.9)**	**1.7**	**0.1**
Organic adjustments	—	—	—	—	—	0.4	—
Effect of exchange rates	2.4	2.2	0.8	1.6	5.5	0.9	2.1
Organic revenue growth	**8.3**	**1.7**	**(0.3)**	**(3.4)**	**(0.4)**	**3.0**	**2.2**

Three months ended 31 March 2025 vs 2024 (%)	Product Categories						
	Oral Health	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**3.0**	**(1.4)**	**(0.2)**	**(11.0)**	**(0.8)**	**(13.3)**	**(2.3)**
Organic adjustments	—	—	—	9.5	0.7	19.3	2.9
Effect of exchange rates	3.6	2.3	2.8	2.2	2.4	4.4	2.9
Organic revenue growth	**6.6**	**0.9**	**2.6**	**0.7**	**2.3**	**10.4**	**3.5**